Microsoft Word 11.0.5604;Commission File Number 0-5680

                                BURKE MILLS, INC.
                    IRS EMPLOYER IDENTIFICATION (56-0506342)
                                 NORTH CAROLINA

                            191 Sterling Street, N.W.
                          Valdese, North Carolina 28690
                                 (828) 874-6341



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:  Messrs. Milwood Hobbs, Michael Moran

REF:     SUPPLEMENTAL INFORMATION PER SEC LETTER OF JULY 2005

         BURKE MILLS, INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2005
         FILED APRIL 1, 2005

         FORM 10-QSB FOR THE FISCAL QUARTER ENDED APRIL 2, 2005
         FILED MAY 13, 2005

Dear Sirs:

The following supplemental information is being provided to you as follow up to your July 2005 letter from Michael Moran, Accounting Branch Chief and my telephone conversation with Milwood Hobbs. For greater clarification, our comments follow each item in your letter and are noted as "Burke's Response" and "Revised Disclosure Will Be As Follows". Additionally, a company acknowledgement statement is attached (Attachment A) per your guidelines.

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Operations

Results of Operations:  2004 Compared to 2003
Net Sales, page 9

1. We note that your fiscal year ended January 1, 2005 included 52 weeks whereas your fiscal year ended January 3, 2004 included an extra week of sales, or 53 weeks. We also note your explanation of the change in net sales in fiscal 2004 did not include a discussion that there was one less week of sales in fiscal 2004, which could represent a major component of the business reasons for the overall change between periods. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason that caused the change during the year. Please provide us and disclose a revised explanation for the change in net sales during fiscal 2004 using all of the significant business reasons that caused the overall change. Refer to Item 303(a)(3) of Regulation S-K.

       Burke's Response:
       -----------------
       The extra week for fiscal year ended January 3, 2004 had only $35,000 in sales. Christmas and New Year's holidays fell during mid-week causing low demand. The extra week was not a material factor for sales.

       The extra week occurs every four years. In the future, if there is no effect, we will so state.

2. You disclose that sales from new customers approximated $1.7 million which was offset by a decline in sales to existing customers due to competitive and credit reasons. Please disclose if you expect the decline in sales to existing customers is a trend that you expect to affect future periods. Refer to Item 303(a)(3) of Regulation S-K.

       Burke's Response:
       -----------------
       Competition from imports and its affect on the decline of textiles has been well publicized, and we did not think additional comment was necessary.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       The Company believes there will be continued decline in sales if imports of our customers' products continue to increase.


Cost of Sales and Gross Margin, page 9

3. You disclose several cost categories where you experienced an increase during fiscal 2004. Please disclose if any of these changes represent a trend that you expect to continue affecting future periods. See Item 303(a)(3) of Regulation S-K.

       Burke's Response:
       -----------------
       Change disclosure to be more precise.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       Overhead expenses decreased by .7% as compared to 2003. Health claims increased by 23% as a result of a few employees with severe medical problems. It is impossible to predict the frequency or severity of the employees' medical needs.

       Electricity cost increased by 4% as a result of a rate increase of approximately 5%. Repair and maintenance cost increased by 12% and could continue to increase as the machines age.

       Depreciation expense decreased by 12% and should continue to decrease unless the company makes large capital expenditures.


Selling, General and Administrative Expenses, page 9

4. Please tell us and revise your disclosures to provide a business reason for the change between periods in selling, general and administrative expenses. Refer to Item 303(a)(3) of Regulation S-K.

       Burke's Response:
       -----------------
       The major reason for the decrease in expense was due to the company changing factors in 2003. There were initial set-up charges with the factor which did not recur in 2004. Also during 2004, as the factor began to reduce credit lines on major customers and decline approvals, the company brought more of the accounts receivable in-house, reducing the factoring charge. This, of course, led to the decision to leave the factor and bring the accounts receivable in-house.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       Selling, general and administrative expenses decreased by 2%. In 2003 the company changed factors and had initial set-up fees which did not recur in 2004. Also, as the factor declined approval on customers, the company brought more accounts receivable in-house, reducing the factoring fee. In 2004 the company had $109,000 in factoring fees. After the first quarter of 2005, the factoring fees will be eliminated as the company will move all accounts receivable in-house. Existing staff will be used to manage the in-house receivable with a savings of almost all the factoring cost.


Liquidity and Capital Resources, page 13

5. Please disclose the information relating to your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation S-K.

       Burke's Response:
       -----------------
       There were no off-balance sheet arrangements other than reported on Note 13 and under contractual obligations.

6. You disclose here and in your quarterly report for the period ended April 2, 2005 management's decision to discontinue in the first quarter of 2005 the factoring arrangement and manage in-house the collection of your accounts receivable. Please tell us and disclose the impact you believe this will have on your liquidity and related cash flows. In this regard, we note from your disclosure here and in your quarterly report that you are still in the process of securing a line of credit. Refer to Item 303(a)(1) of Regulation S-K.

       Burke's Response:
       -----------------
       The company believes there will be no impact on cash flow from accounts receivable caused by the move in-house. The company's staff has assisted the factor for years in the collection effort and knows our customers very well. The company will gain a savings of approximately $109,000 from reduction of factor charges.

       Although the company has not used its credit line included in the factoring agreement in over a year, the company believes that a credit line is necessary for letters of credit and for cash needs for increases in inventory and accounts receivable if sales were to increase. The company has a terms sheet from CIT and will be negotiating an agreement in the third quarter.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       The company believes there will be no impact on cash flow from the collections of accounts receivable. The company staff has assisted in the collections in prior years and knows the customers very well.

       The company has not used its credit line in over a year. It believes a line of credit is necessary for letters of credit and for cash needs for increases in inventory and accounts receivable if sales increase. The company is in the process of securing a line of credit.


Item 8 - Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 - Significant Accounting Policies, page 22

General

7. Please tell us and disclose the types of amounts you include in the cost of sales and the selling, general and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

        o In a footnote the line items that these costs are included in and the amounts included in each line item for each period presented, and

        o In management's discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

       Burke's Response:
       -----------------
       Cost of sales includes inbound freight, receiving cost, inspection, purchasing, planning all manufacturing cost, quality control cost, warehousing of raw, in-process and finished goods, outbound freight cost, and internal transfer cost.

       Selling, general and administrative expenses include cost related to the selling process, accounting, information services, and corporate office except VP of Manufacturing.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       Cost of Sales. All manufacturing, quality control, inbound freight, receiving, inspection, purchasing, planning, warehousing of raw, in-process and finished inventory, outbound freight and internal transfer costs are included in the cost of sales.

       Selling, general and administrative. Includes cost related to the selling process, accounting, information services, and corporate offices.


Revenue Recognition, page 22

8. You disclose that revenues are recognized at the time of shipment. Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer. Refer to SAB 104.

       Burke's Response:
       -----------------
       The company's shipping terms are FOB Burke Mills, Inc. with the customer paying the freight. Title passes to the customer when freight lines receive the shipment. The product is made-to-order specific to each customer and shipped by customer release or delivery date on the purchase order. The customer has control over when the product is shipped. The company accepts returns for quality problems only. The company reviews returns received after the end of the quarter and adjusts the quarterly sales for the return before the quarterly result are filed.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       Revenue recognition. Sales terms are FOB Burke Mills, Inc. Revenues are recognized at the time of shipment.


Accounts Receivable, page 22
----------------------------

9. Please disclose your accounting policy relating to providing a allowance for doubtful accounts receivable.

       Burke's Response:
       -----------------
       In the last four years the company has written off $3,500 in bad debts. The company policy is to review each account and establish an allowance as needed. In the first quarter of 2005 the policy was revised to add any amounts past due 30 days into the allowance.

       Revised Disclosure Will Be As Follows:
       --------------------------------------
       Allowance for doubtful accounts receivable - The allowance consist of amounts past due 30 days plus any accounts management believes are doubtful.


Part IV

10. We note your disclosure in the first paragraph on page 35 regarding financial schedules. Please tell us and revise your disclosures to include Schedule II - Valuation and Qualifying Accounts disclosing all reserves recorded, including the amount of allowance for doubtful accounts receivable, for all periods presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

       Burke's Response:
       -----------------
       The company had no allowance for doubtful accounts for the periods covered. The company has written off only $3,500 in bad debt over the last four years.

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS
                                 FOR YEARS ENDED
             DECEMBER 28, 2002, JANUARY 3, 2004, AND JANUARY 1, 2005

                                                                        Net
                             Balance At   Provisions    Deductions    Balance
                             Beginning    Charged To      From          At End
Descriptions                 Of Period     Expense      Allowances    Of Period
------------------------     ---------    ----------    ----------    ---------
Yr Ended:  Dec. 28, 2002
  Valuation allowance
  for deferred tax
  assets                   $   -0-        $   -0-       $   -0-       $   -0-

Yr Ended:  Jan. 3, 2004
  Valuation allowance
  for deferred tax
  assets                   $   -0-        $   -0-       $   -0-       $   -0

Yr Ended:  Jan. 1, 2005
  Valuation allowance
  for deferred tax
  assets                   $   -0-        $301,000      $   -0-        $301,000


By:

/s/Humayun N. Shaikh                        Date:  August 9, 2005
--------------------
Humayun N. Shaikh
Chairman and CEO



/s/Thomas I. Nail                            Date:  August 9, 2005
-----------------
Thomas I. Nail
President and CFO

                                  ATTACHMENT A
                                BURKE MILLS, INC.

                     STATEMENT OF COMPLIANCE TO SEC FILINGS
                  AS REQUIRED UNDER THE SECURITIES ACT OF 1934


Burke Mills, Inc. acknowledges that it is responsible for the adequacy and accuracy of disclosures in SEC filings, and further to ensure that filings include all information required under the Securities Act of 1934 to provide all information investors require for an informed investment decision.

Additionally, staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to filings. And summarily, Burke Mills Inc. may not assert staff comments as a defense in any proceeding initiated the SEC or any person under the federal securities laws of the United States.